Exhibit 10.2

FORM OF SEVERANCE AGREEMENT

THIS AGREEMENT is entered into as of _______ (the “Effective Date”) by and between Adaire Fox-Martin (the “Executive”) and EQUINIX, INC., a Delaware corporation (the “Company”).

1.    Term of Agreement.

Except to the extent renewed as set forth in this Section 1, this Agreement shall terminate the earlier of the third anniversary of the Effective Date (the “Expiration Date”) or the date the Executive’s employment with the Company terminates for a reason other than a Termination (as defined below) or a Qualifying Termination (as defined below); however, if a definitive agreement relating to a Change in Control has been signed by the Company on or before the Expiration Date, then this Agreement shall remain in effect through the earliest of:

(a)    The date the Executive’s employment with the Company terminates for a reason other than a Termination or a Qualifying Termination;

(b)    The date the Company has met all of its obligations under this Agreement following a Termination or a Qualifying Termination, as applicable; or

(c)    The date on which such definitive agreement relating to a Change in Control has been terminated.

This Agreement shall renew automatically and continue in effect for three-year periods measured from the initial Expiration Date, unless the Company provides Executive notice of non-renewal at least six months prior to the date on which this Agreement would otherwise expire.

2.       Severance Payment.

(a)    Severance Benefit in Event of a Termination. If the Executive is subject to a Termination, then the Company shall pay the Executive: (1) the Accrued Benefits (as defined below); (2) 100% of the sum of the Executive’s (a) annual base salary and (b) target bonus (disregarding any reductions of either base salary or target bonus which (x) occurred during the 12-month period prior to the Termination and (y) constituted Good Reason); (3) a prorated portion of the Executive’s annual bonus for the year in which the Termination occurs based on the number of days elapsed in the fiscal year as of the date of Termination divided by 365, which will be calculated based upon actual Company performance and paid at the same time bonuses for such year are paid to other senior executives of the Company, and (4) other than with respect to the Sign-On Equity Award (as defined in the offer letter by and between you and the Company, dated as of March 7, 2024), your outstanding unvested equity awards will vest on a pro rata basis such that the portion of each award that would have vested on the next-occurring vesting date, shall vest based on (A) the number of days elapsed after the last-occurring vesting date (or if there has not yet been a vesting date, the grant date) divided by (B) the total number of days in the then-current vesting period (i.e., the total number of days from the last-occurring vesting date (or if there has not yet been a vesting date, the grant date) through the next-occurring vesting date); provided, however, that any such awards that are subject to performance conditions will be earned based on the Company’s actual achievement of the applicable performance conditions determined as of the end of the applicable performance period. The Executive will receive her severance payment in a cash lump-sum which will be made within ten business days of the latest of the following dates:

(i)	the date of Executive’s Termination;

(ii)	the date of the Company’s receipt of the Executive’s executed Release; and

(iii)	the expiration of any rescission period applicable to the Executive’s executed Release (the “Recission Period”).

(b)    Severance Benefit in Event of a Qualifying Termination. If the Executive is subject to a Qualifying Termination, then the Company shall pay the Executive: (1) the Accrued Benefits; (2) 200% of the sum of the Executive’s (a) annual base salary and (b) target bonus (disregarding any reductions of either base salary or target bonus which (x) occurred during the 12-month period prior to the Qualifying Termination and (y) constituted Good Reason); and (3) a prorated portion of the Executive’s target bonus for the year in which the Qualifying Termination occurs based on the number of days elapsed in the fiscal year as of the date of the Qualifying Termination divided by 365, which will be calculated based upon actual Company performance and paid at the same time bonuses for such year are paid to other senior executives of the Company. The Executive will receive her severance payment in a cash lump-sum which will be made within ten business days of the latest of the following dates:

(i)	the date of the Executive’s Qualifying Termination;

(ii)	the date of the Company’s receipt of the Executive’s executed Release; and

(iii)	the expiration of the Recission Period.

(c)    Health Care Benefit in Event of a Termination. If the Executive is subject to a Termination or a Qualifying Termination, and if the Executive elects to continue her health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) following the Termination or a Qualifying Termination, then the Company shall pay the Executive’s monthly premium under COBRA until the earliest of (i) the close of the 18-month period following cessation of her employment or (ii) the expiration of the Executive’s continuation coverage under COBRA.

(d)    Accrued Benefits. Upon any Separation under any circumstances, the Executive shall be entitled to receive (i) the base salary that has accrued and to which the Executive is entitled as of the effective date of such Separation and to the extent consistent with general Company policy, to be paid in accordance with the Company’s established payroll procedure and applicable law but no later than the next regularly scheduled pay period, (ii) unreimbursed business expenses for which expenses the Executive has timely submitted appropriate documentation in accordance with applicable Company policy, (iii) for any termination of employment other than for Cause, any annual bonus earned, but unpaid, as of the date of termination for the immediately preceding fiscal year, and (iv) any amounts or benefits to which the Executive is then entitled under the terms of the benefit plans then-sponsored by the Company in accordance with their terms (and not accelerated to the extent acceleration does not satisfy Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”)) (the payments described in this sentence, the “Accrued Benefits”).

(e)    Disability. Upon your Separation due to Disability, your outstanding equity awards will be treated in the same manner as provided under the applicable award agreement (including any award agreement in respect of the Sign-On Equity Award) in the event of your Separation due to death.

(f)     General Release. Any other provision of this Agreement notwithstanding, Subsections (a) through (c) and (e) above shall not apply unless the Executive (i) has executed a general release of all known and unknown claims that she may then have against the Company or certain persons affiliated with the Company, solely in their official capacities, as provided by the Company within ten (10) days after the date of your Separation and in substantially in the form attached hereto as Exhibit A (the “Release”), and (ii) has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The Executive must execute and return the release within 21 days following the Executive’s receipt of the Release from the Company (or if determined by the Company and communicated by the Company at such time, within 45 days following the Executive’s receipt of the Release from the Company). Notwithstanding anything set forth in this Agreement to the contrary, if the Release delivery and review period and Recission Period collectively spans two taxable years, such payments or benefits shall be paid (or commence) on the later of (i) the first business day of such second taxable year or (ii) the day after the last day of the Recission Period, with the first payment including any amounts that would otherwise be due prior thereto.

(g)    Section 409A. For purposes of Section 409A of the Code, if the Company determines that the Executive is a “specified employee” under Section 409A(a)(2)(B)(i) of the Code at the time of a Separation, then (i) the severance benefits under Sections 2(a) and 2(b), to the extent that they are subject to Section 409A of the Code, will commence during the first day of the seventh month after the Executive’s Separation and (ii) any amounts that otherwise would have been paid during the first six months after a Separation will be paid in a lump sum on the earliest practicable date permitted by Section 409A(a)(2) of the Code. If a severance payment is considered deferred compensation under Code Section 409A, then the Executive will receive her severance payment in a cash lump-sum which will be made on the 60th day following the Executive’s Separation (or, if such day is not a business day, on the first business day thereafter).

3.       Covenants.

(a)    Non-Solicitation. During the Executive’s employment with the Company and during the twelve-month period following her Separation, the Executive shall not directly or indirectly, personally or through others, solicit or attempt to solicit the employment of any employee or consultant of the Company or any of the Company’s affiliates, whether on the Executive’s own behalf or on behalf of any other person or entity. The Executive and the Company agree that this provision is reasonably enforced as to any geographic area in which the Company conducts its business.

(b)    Non-Competition. The Executive agrees that, during her employment with the Company, she shall not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company.

(c)    Cooperation and Non-Disparagement. The Executive agrees to make herself reasonably available, upon reasonable advance notice (and taking into consideration her then-current professional and personal commitments), during the twelve-month period following her Separation, to provide reasonable cooperation with the transition of the Executive’s duties to her successor, and Equinix agrees to indemnify the Executive and hold the Executive harmless to the maximum extent permitted by law against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from the Executive’s good-faith performance of such cooperation services. The Company shall reimburse the Executive for any reasonable, out-of-pocket expenses, including travel, hotels and meals, incurred in connection with, any such cooperation hereunder. The Executive further agrees that, during this twelve-month period, she shall not in any way or by any means disparage the Company, the members of the Company’s Board of Directors or the Company’s executive officers. The Company (including its affiliates) agrees that, unless the Executive is terminated by the Company for Cause, during this twelve-month period, it will instruct its directors and officers to not in any way or by any means disparage the Executive. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prohibit either party (or either party’s attorney(s)) from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that such party has reason to believe is unlawful.

4.       Definitions.

(a)    Definition of “Cause.” For all purposes under this Agreement, “Cause” means the Executive’s: (i) conviction of, or guilty/no contest plea to, (A) a felony or (B) a crime involving moral turpitude, the nature and circumstances of which would materially adversely affect the Executive’s ability to carry out her duties and responsibilities to the Company; (ii) unauthorized use or willful disclosure of the proprietary or other confidential information of the Company or any of its affiliates or of any client or customer of the Company or any of its affiliates; (iii) any act of fraud, embezzlement, theft or willful misappropriation of assets of the Company or any of its affiliates or of any client or customer of the Company or any of its affiliates; (iv) insubordination (meaning the repeated refusal to carry out lawful and reasonable directives of the Board, other than during a period of the Executive’s incapacity due to physical or mental illness); (v) material breach of any material agreement with the Company or material violation of a material Company policy or a material provision of the Company’s code of conduct, in each case, that have been provided or made available to the Executive in writing, including, without limitation, a material violation of the Company’s anti-harassment or anti-discrimination policies; (vi) gross negligence or willful misconduct in the performance of her duties and responsibilities to the

Company or (vii) engaging in misconduct or offensive or inappropriate activity, in each case that causes actual or potential significant harm (including financial or reputational harm) to the Company or any of its affiliates; provided, that “Cause” pursuant to the foregoing clauses (ii), (v), and (vii) shall exist only if the Company has (x) provided the Executive with written notice of the applicable Cause event (which specifically identifies, in reasonable detail, the basis for alleging a Cause event) within 60 days of the Company learning of such Cause event, and (y) provided the Executive a period of 30 days thereafter to cure such Cause event (if such Cause event is curable). Any act or failure to act based upon: (A) authority given pursuant to a resolution duly adopted by the Board or any other direction from the Board or (B) advice of counsel for the Company, shall be presumed to be done or omitted to be done by the Executive in good faith and in the best interests of the Company absent evidence of bad faith on the part of the Executive.

(b)    Definition of “Change in Control.” For all purposes under this Agreement, “Change in Control” shall mean a change in ownership or control of the Company effected through any of the following transactions or series of transactions:

(i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (x) the continuing or surviving entity and (y) any direct or indirect parent corporation of such continuing or surviving entity;

(ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets;

(iii) a change in the composition of the Board, as a result of which fewer than 50% of the incumbent directors are directors who either (x) had been directors on the date 24 months prior to the date of the event that may constitute a Change in Control (the “Original Directors”) or (y) were elected, or nominated for election, to the Board with the affirmative votes of at least a majority of (1) the aggregate of the Original Directors who were still in office at the time of the election or nomination and (2) the directors whose election or nomination was previously so approved (but not including any director designated by a person who shall have entered into an agreement with the Company to effect a transaction that otherwise constitutes a Change in Control hereunder); or

(iv) any transaction as a result of which any person or related group of persons becomes the “beneficial owner” (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this paragraph (d), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (x) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a parent or Subsidiary and (y) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. Further, if a Change in Control constitutes a payment event hereunder that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (i), (ii), (iii) or (iv) with respect to such Award (or portion thereof) shall constitute a Change in Control for purposes of the payment timing (but not vesting) only if such transaction also constitutes a “change-in-control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

(c)    Definition of “Good Reason.” For all purposes under this Agreement, “Good Reason” shall mean (i) a material diminution in the Executive’s authority, duties, position, or responsibilities; (ii) a reduction in the Executive’s base salary or target bonus other than pursuant to a Company-wide reduction of compensation where the reduction affects the other executive officers and the Executive’s reduction is substantially equal, on a percentage basis, to the reduction of the other executive officers, provided that such reduction, or series of such reductions, does not exceed ten percent (10%) of the Executive’s level of compensation in the aggregate as in effect prior to the first such reduction; or (iii) a relocation of the Executive’s place of employment by more than 30 miles, provided and only if such change, reduction or relocation is effected by the Company without the Executive’s written consent. For the Executive to receive the benefits under this Agreement as a result of a resignation under this subsection (c), all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of her intent to assert Good Reason within 120 days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have 30 days from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw her resignation or may resign other than with Good Reason; and (3) any termination of employment under this provision must occur within eighteen (18) months of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above and then one or more of the conditions arises again, the Executive may assert Good Reason again subject to all of the conditions set forth herein.

(d)    Definition of “Termination.” For all purposes under this Agreement, “Termination” shall mean a Separation resulting from:

(i)	The Executive’s voluntary resignation of her employment for Good Reason; or

(ii)	The Company’s termination of the Executive’s employment for any reason other than Cause;

Provided, however, that a Termination that does not occur within the time periods described for a Qualifying Termination shall not qualify as a Qualifying Termination. For the avoidance of doubt,

the Executive’s termination of employment that qualifies as a Qualifying Termination shall not qualify as a Termination.

(e)    Definition of “Qualifying Termination.” For all purposes under this Agreement, “Qualifying Termination” shall mean a Termination within three (3) months prior to or twelve (12) months after a Change in Control.

(f)     Definition of “Separation.” For all purposes under this Agreement, “Separation” shall mean a “separation from service,” as defined in the regulations under Section 409A of the Code.

(g)    Definition of “Disability.” For all purposes under this Agreement, “Disability” shall mean the Executive’s physical or mental incapacitation resulting in the Executive’s inability to perform the Executive’s duties and obligations arising from employment with the Company for a period of 180 consecutive days or for an aggregate of 270 days in any period of 12 consecutive months, and if there is any disagreement between the Company and the Executive as to Executive’s Disability or as to the date any such Disability began or ended, such disagreement will be determined by a physician mutually acceptable to the Company and the Executive whose determination will be conclusive evidence of any such Disability and of the date any such Disability began or ended.

5.       Successors.

(a)    Company’s Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets or which becomes bound by this Agreement by operation of law.

(b)    Executive’s Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. Notwithstanding the foregoing, in the event of the Executive’s death or termination due to disability, the Company shall provide the Executive’s estate (or beneficiaries) or the Executive’s legal representative (as applicable) with any payments due to the Executive under this Agreement.

6.       Golden Parachute Taxes

(a)    Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise (“Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then, subject to the provisions of Section 6(b) hereof, such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement, or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by the Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and the Executive otherwise agree in writing, any determination required under this Section shall be made by a nationally recognized accounting firm or employee benefits consulting firm retained by the Company and reasonably acceptable to the Executive (“Independent Tax Firm”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Tax Firm shall assume that Executive pays all taxes at the highest marginal rate. The Company and the Executive shall furnish to Independent Tax Firm such information and documents as Independent Tax Firm may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Firm may reasonably incur in connection with any calculations contemplated by this Section. The Independent Tax Firm will provide its calculations, together with detailed supporting documentation, to the Company and Executive within thirty (30) days before the consummation of a Change in Control and at such other time(s) as may be requested by the Company. In the event that Section 6(a)(ii)(B) above applies, then based on the information provided to the Company by Independent Tax Firm, the Company shall reduce or eliminate the Payments in the following order, until the amounts payable or distributable to the Executive equals the Reduced Amount: (i) reduction of cash payments; (ii) cancellation of accelerated vesting of equity awards other than stock options; (iii) cancellation of accelerated vesting of stock options; and (iv) reduction of other benefits paid to the Executive. In the event that acceleration of vesting is reduced, such acceleration of vesting shall be cancelled in the reverse order of date of grant of the Executive’s equity awards. In the event that cash payments or other benefits are reduced, such reduction shall occur in reverse order beginning with payments or benefits which are to be paid the farthest in time from the date of Independent Tax Firm’s determination under this Section. If the Internal Revenue Service (the “IRS”) determines that any Payment is subject to the Excise Tax, then Section 6(b) hereof shall apply, and the enforcement of Section 6(b) shall be the exclusive remedy to the Company.

(b)       Adjustments. If, notwithstanding any reduction described in Section 6(a) hereof (or in the absence of any such reduction), the IRS determines that the Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then the Executive shall be obligated to surrender or pay back to the Company, within 120 days after a final IRS determination, an amount of such Payments equal to the “Repayment Amount.” The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to the Company so that Executive’s net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero if a Repayment Amount of more than zero would not eliminate the Excise

Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by the Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 6(b), the Executive shall pay the Excise Tax.

7.       Miscellaneous Provisions.

(a)    Other Severance Arrangements. This Agreement supersedes any and all cash severance arrangements under any prior separation, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including severance or change in control severance arrangements pursuant to an employment agreement or offer letter. In no event shall the Executive receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company.

(b)    Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to her at the home address which she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(c)    Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(d)    Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

(e)    Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(f)     No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate her service at any time and for any reason, with or without Cause.

(g)    Choice of Law; Venue. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than their choice-of-law provisions). Any disputes dispute arising from this letter shall be decided only in a state or federal court sitting in California, which the parties expressly agree shall be the exclusive venue for any such action.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, effective as of the day and year first above written.

Adaire Fox-Martin

EQUINIX, INC.

By:
Title: